EXHIBIT 99.1

CONTACT

Edward Wong, Financial Controller

011-852-2810-7205 or fc@chrb.com

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES ACCEPTS SUBSCRIPTIONS FOR $35 MILLION IN SHARES AND WARRANTS

HONG KONG, August 8, 2007 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today announced that it had entered into subscription agreements with several non-U.S. investors to sell an aggregate of $35 million in common shares and warrants.  The investors agreed to purchase a total of 2,187,500 units, each unit consisting of two common shares and one warrant to purchase one common share, for a purchase price of $16.00 per unit.  The warrants are exercisable at $10.00 per share for three years commencing one year following the date of the closings.  Closings of the several purchases are expected to take place on or before August 26, 2007.

Mr. Li Feilie, President of China Natural Resources, Inc. commented: “We are pleased that there is significant investor interest in our operations and that investor confidence enabled us to negotiate advantageous terms that are not believed to be toxic to us or our shareholders.  We expect to use the proceeds to be received at the closings of these subscription agreements to enhance shareholder values through the acquisition of mining operations in the PRC that we anticipate will complement our existing mining operations and be accretive to earnings.”

This press release includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.